201 South Main Street Suite 1800 Salt Lake City, Utah 84111-2218 Post Office Box 45898 Salt Lake City, Utah 84145-0898 Telephone 801 532-1234 Facsimile 801 536-6111		Mark E. Lehman Direct Dial (801) 532-1234 E-mail MLehman@pblutah.com
October 18, 2004

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0304

Re:	Century Controls, Inc.
SEC File No.000-30313
CIK No. 0001100732

Erroneous Filing on Form Type 10-12B
SEC File No. 001-32321
Withdrawal of Erroneous Filing

Ladies and Gentlemen:

        On October 15, 2004 Century Controls, Inc., intended to file a Form 12B-25 to extend the filing date of its quarterly report on Form 10-QSB for the quarter ended August 31, 2004. Through a clerical error in our office the Form 12B-25 was filed under Form Type 10-12B, Accession Number 0001020488-04-000068, at 10:36 AM and was assigned a file number of 001-32321. As no registration statement was filed by Century Controls, or was ever intended to be filed, we request that the erroneous filing be withdrawn effective immediately.

        We subsequently filed the Form 12B-25 on Form Type NT 10-Q, Accession Number 0001020488-04-000070, at 3:24 PM. This filing should be recorded under SEC File No. 000-30313. If we need to refile after withdrawal of the erroneous Form 10-12B, please let us know.

        If you have any questions regarding this matter, please contact the undersigned.

Sincerely,

Parsons Behle & Latimer

/s/ Mark E. Lehman